1600 409 Granville St. Vancouver, B.C. V6C 1T2

For Immediate Release	March 26, 2008

Cusac Receives Final Court Order For Arrangement with Hawthorne

Hawthorne Gold Corp. ("Hawthorne") (TSX-V: HGC; WKN: A0M55U) and Cusac Gold Mines Ltd. (“Cusac”) (TSX-V: CQC; OTC-BB: CUSIF) announce that the Supreme Court of British Columbia has issued a final order approving the statutory plan of arrangement (the “Arrangement”) between Hawthorne and Cusac. Under the terms of the Arrangement, shareholders of Cusac will receive one (1) common share of Hawthorne in exchange for each nineteen (19) Cusac common shares. In addition, for each two (2) dollars of principal and interest owed to each Cusac convertible debentureholder, Hawthorne will issue one (1) Hawthorne common share.

On closing of the Arrangement, Hawthorne will issue approximately 6.15 million common shares to Cusac shareholders and debentureholders and Hawthorne will have approximately 22.5 million common shares issued and outstanding. Cusac stock options and warrants will be assumed by Hawthorne, using the effective nineteen (19) to one (1) ratio.

Completion of the Arrangement remains subject to certain conditions set out in Cusac’s Management Information Circular (the “Information Circular”) dated February 13, 2008, a copy of which is available at www.sedar.com. Cusac and Hawthorne are diligently working to complete the Arrangement which is expected to close in early April. There can be no assurance that the Arrangement will be completed as proposed or at all.

Registered shareholders of Cusac will be required to deposit their respective Cusac common share certificates along with a validly completed letter of transmittal (the “Letter of Transmittal”) in order to receive their Hawthorne common shares. Similarly, Cusac debentureholders will be required to deposit their respective Letter of Transmittal in order to receive their Hawthorne common shares. Cusac expects to send a Letter of Transmittal to the Cusac shareholders and debentureholders in the week of March 31st. Further details on the process of exchanging Cusac common shares and Cusac debentures for Hawthorne common shares are set forth in the Information Circular.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is led by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne’s goal is to become a junior gold producer through planned production at Table Mountain in 2009 and continued resource development at the Frasergold and Taurus deposits.

Pursuant to an option agreement dated October 31, 2006 between Hawthorne and Eureka Resources Inc. (TSX-V: EUK), Hawthorne can earn a 51% interest in the Frasergold property by completing sufficient exploration expenditures totalling $3.5 million (expended), completing a feasibility study by April 30, 2010 and making cash payments totalling $175,000 ($75,000 paid to date) before October 31, 2009. Hawthorne can earn a further 9% (for a total of 60%) by arranging financing for 70% of the estimated capital costs for production.

About Cusac Gold Mines Ltd.

Founded in 1966 by respected mining leader Guilford Brett, Cusac is a junior gold exploration and past-producing company focused primarily on the Cassiar Gold Property, a 175 square kilometer package of mineral claims located in north central British Columbia, Canada. The Cassiar Gold Property hosts a number of gold assets, including the Taurus Deposit, the fully permitted Table Mountain Gold Mine, and the Taurus II early stage exploration area.

For More Information

For more information on Hawthorne, contact Robert Ferguson at (604) 629-1505 or toll free at 1-888-629-1505, Todd Hanas toll free at 1-866-869-8072, or you can visit the Company’s website at www.hawthornegold.com.

For more information on Cusac, contact Ravinder Mlait at (604) 682-2421 or toll free at 1-800-670-6570, or you can visit Cusac’s website at www.cusac.com.

ON BEHALF OF HAWTHORNE GOLD CORP.	CUSAC GOLD MINES LTD.

“Richard J. Barclay”	“David Brett”
President & CEO	President & CEO

Certain information regarding the companies including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting risks, closing of the Arrangement, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX and TSX Venture Exchange do not accept responsibility for the adequacy or accuracy of this release.